Bradford & Bingley

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03037820

Tel. 01274 806106

25 November 2003

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

RECEIVED
DEC 01 2003

Phil Kershaw
Deputy Company Secretary

dw 12/4

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

RECEIPT ACKNOWLEDGEMENT COPY

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

25 November 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

Ke 82-5154

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:38 21 Nov 2003
Number	3835S

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 951 of its ordinary shares on Friday, 21 November 2003 at a price of 301.00p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:53 20 Nov 2003
Number	3241S

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 155,000 of its ordinary shares on Thursday, 20 November 2003 at a price of 301.64p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:14 19 Nov 2003
Number	2757S

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 150,000 of its ordinary shares on Wednesday, 19 November 2003 at a price of 304.62p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	18:12 17 Nov 2003
Number	1710S

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 150,000 of its ordinary shares on Monday, 17 November 2003 at a price of 308.47p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	18:24 13 Nov 2003
Number	0648S

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 100,000 of its ordinary shares on Thursday, 13 November 2003 at a price of 309.65p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:14 11 Nov 2003
Number	9558R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 165,000 of its ordinary shares on Tuesday, 11 November 2003 at a price of 312.36p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:36 10 Nov 2003
Number	9034R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 150,000 of its ordinary shares on Monday, 10 November 2003 at a price of 315.57p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:03 6 Nov 2003
Number	7941R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 260,000 of its ordinary shares on Thursday, 6 November 2003 at a price of 315.23p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:41 5 Nov 2003
Number	7400R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 125,000 of its ordinary shares on Wednesday, 5 November 2003 at a price of 316.27p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:17 4 Nov 2003
Number	6824R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 100,000 of its ordinary shares on Tuesday, 4 November 2003 at a price of 319.96p per share.

END

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